Imperial Oil Limited 237 Fourth Avenue SW P.O. Box 2480, Station M Calgary, AB T2P 3M9	D. Christopher Jeans Assistant Controller Upstream & Corporate	Tel. (403) 237-4515 Fax (403) 237-2879
July 27, 2006
Ms. Jill S. Davis
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.W., Stop 7010
Washington, D.C. 20549
U.S.A.
Fax. No. (202) 772-9368
Dear Ms. Davis:
SEC Letter to Imperial Oil Limited dated July 21st – File No. 0-12014

As follow-up to my phone conversation with you on July 26th, 2006 requesting an extension to September 15th, 2006 for Imperial Oil to respond to the questions listed in your letter of July 21st, the following summarizes the reasons for our request for this extension:
•	Based on our experience in responding to your previous letter dated May 27th, 2005, and the similar number of questions in both letters, we believe the extended time, if granted, would represent the time needed for us to prepare and appropriately review our responses with the appropriate management. We take your request very seriously, and in addition to the multiple reviews with internal company management, we will also review our responses with our external auditors and our outside attorneys who have more familiarity with SEC filing requirements;
Based on the above, we would appreciate it if you can grant us the extension to September 15th. I understand from our phone conversation that you will notify us shortly after receiving this letter so we can plan our response actions accordingly. If you would like to discuss this matter with me directly please do so at the number above. Thank you.
Yours truly,
/s/  Chris Jeans